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NEWS RELEASE

SHAW FILES ITS FISCAL 2009 ANNUAL REPORT

Calgary, Alberta (November 30, 2009) - Shaw Communications Inc. (“Shaw”) announced today that it has filed its Fiscal 2009 Annual Report (containing its audited financial statements for the fiscal year ended August 31, 2009) on Form 40-F with the U.S. Securities and Exchange Commission.

The Fiscal 2009 Annual Report is also available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which may be accessed at sedar.com, and may be downloaded from the company’s website at shaw.ca (see Investor Relations/Financial Reports/Annual Reports). In addition, a printed copy of the Fiscal 2009 Annual Report will be provided to any requesting shareholder. To request a copy, please contact Investor Relations at investor.relations@sjrb.ca.

Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Shaw Direct). The Company serves over 3.4 million customers, including over 1.7 million Internet and 850,000 Digital Phone customers, through a reliable and extensive network, which comprises 625,000 kilometres of fibre. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR).

For further information, please contact:

Shaw Investor Relations Department
investor.relations@sjrb.ca